UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	mBloom Business Development Company LLC

Address of Principal Business Office:	77 Ho’okele Street, Suite 101 Kahului, HI 96732

Telephone Number:	(808) 893-2400

Name and address of agent for service of process:	Petra Grimm mBloom Business Development Company LLC 77 Ho’okele Street, Suite 101 Kahului, HI 96732

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing.  The company would be excluded from the definition of an investment company by section 3(c)(1)/(7) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Kahului and the state of Hawaii on the 17th day of October, 2014.

mBloom Business Development Company LLC

By:	/s/ Arben Kryeziu
Name: Arben Kryeziu
Title: Member

Attest:	/s/ Reid Dabney
Name: Reid Dabney
Title: Chief Financial Officer